Royal Treasure Securities LLC
Statement of Financial Condition
As of December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70136

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ROYAL TREASURE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 WALL STREET, SUITE 21-05
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEVIN GUAN	646-751-8957	KGUAN@ROYALTSEC.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & ASSOCIATES
(Name – if individual, state last, first, and middle name)

11 BROADWAY, SUITE 700	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Guan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Royal Treasure Securities LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of New York County of Nassau
Subscribed and sworn to (or affirmed) before me on this 30 day of March 2026 by Kevin Guan

Nora Burbige
Notary Public Signature

NORA BURBIGE
Registration No. 01BU6391046
Notary Public, State of New York
Qualified in Nassau County
Commission Expires April 29, 2027

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ *(g) Notes to consolidated financial statements.*
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Royal Treasure Securities LLC
Index

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 | Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Royal Treasure Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Royal Treasure Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Royal Treasure Securities LLC's auditor since 2021.

New York, NY

March 30, 2026

Royal Treasure Securities LLC
Statement of Financial Condition
As of December 31, 2025

Assets		
Cash	$	265,879
Deposits with clearing broker		153,793
Due from clearing broker		17,342
Prepaid and other assets		17,916
Fixed assets, net		14,548
Security deposit		23,264
Operating lease right-of-use asset		242,390
Total assets	$	735,132
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	54,220
Operating Lease Liability		256,904
Total liabilities		311,124
Member's equity		
Total Member's equity		424,008
Total Liabilities and Member's equity	$	735,132

The accompanying notes are an integral part of this statement of financial condition.

Royal Treasure Securities LLC
Notes to the Statement of Financial Condition
December 31, 2025

1.   Organization

Royal Treasure Securities LLC (the "Company"), formerly known as Cheers Securities LLC, was incorporated in Delaware on June 9, 2017. On June 3, 2021, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On October 27, 2022, Cheers International LLC ("Cheers International"), the former single member of Cheers Securities LLC, entered into a Purchase Agreement with Royal Treasure Limited ("RTL"), a Delaware limited liability company, to sell to RTL all of Cheers International's rights, title and interest in the Company. In December 2022, a continuing membership application was submitted by the Company to FINRA for a change of ownership and on September 22, 2023, the change of ownership was approved by FINRA. The Company is a wholly owned subsidiary of Royal Treasure Limited (the "Parent").

The Company is an introducing broker-dealer and it clears all transactions on a fully-disclosed basis through its clearing firm and does not hold customer funds or securities. The Company is approved to engage in the following types of business:

1)   Broker or dealer retailing corporate equity securities over-the-counter;

2)   Broker or dealer selling corporate debt securities;

3)   Underwriter or selling group participant (corporate securities other than mutual funds)

4)   Non-exchange member arranging for transactions in listed securities by exchange member;

5)   Private placement of securities;

6)   Other – The Firm offers on-line trading / electronic trading;

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Royal Treasure Securities LLC
Notes to the Statement of Financial Condition
December 31, 2025

2.   **Summary of Significant Accounting Policies (continued)**

Cash

The Company considers all demand and time deposits, bank money market accounts and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Such revenue is reflected within underwriting fees, subscription fees, and commissions on the Statement of Operations.

Underwriting fees

The Company acts as a selling group member that helps an issuer place a new issue without necessarily participating in the underwriting and therefore is not typically responsible for any unsold securities.

The Company believes that the trade date is when the performance obligation is satisfied and is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Subscription Fee

In addition to underwriting fees, the Company charges investors in initial public offerings a **1%** subscription fee, calculated based on the initial public offering price, rather than the market trading price at the time of sale.

2.   Summary of Significant Accounting Policies (continued)

Subscription Fee (continued)

The subscription fee becomes payable upon the allocation and sale of the subscribed shares. The Company has determined that the trade date represents the point at which its performance obligation is satisfied, as there are no significant remaining obligations thereafter. Accordingly, revenue from subscription fees is recognized on the trade date.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Such revenue is reflected in Commissions on the Statement of Operations.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

The Company is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. Based on an analysis of the operations of the Company there was no UBT tax provision required.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including underwriting fees, commissions and interest income. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 6) which is not a measure of profit and loss, to make operational decisions while maintaining

2.   Summary of Significant Accounting Policies (continued)

Single Reportable Segment (continued)

capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3.   Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized. Maintenance and repairs charges are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the fixed assets of 5 years.

Fixed assets at December 31, 2025 consisted of the following:

Furniture and fixtures, at cost	$ 16,164
Less: accumulated depreciation	(1,616)
Fixed assets, net	$ 14,548

Depreciation expense was $1,616 for the fiscal year ended December 31, 2025

4.   Leases

The Company leases office used in administrative purposes. The Company recognizes right of use assets and lease liabilities for leases greater than twelve months in duration based on contract consideration for lease components through the term of the lease. Leases with duration less than or equal to twelve months are considered short-term leases. The Company does not recognize right of use assets and lease liabilities for short term leases. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term. In accordance with the above policy, the Company entered into an Office Rental Service Agreement on March 27, 2025 for a forty two month period effective on June 1, 2025 through November 30, 2028. The Office Rental Service Agreement does not qualify as a short-term lease under the Company's accounting policy and is therefore accounted for as an operating lease. As of December 31, 2025, the Company recognized an operating lease right-of-use asset of $242,390 and a corresponding operating lease liability of $256,904 related to the Office Rental Service Agreement. The operating lease liability represents the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate of 6%.

4. **Leases (continued)**

Future minimum operating lease payments as of December 31, 2025 are as follows:

Year	
2026	$ 94,279
2027	96,401
2028	90,280
Total future lease payments	280,960
Less: imputed interest	24,056
Present value of operating lease liability	$ 256,904

Cash paid for amounts included in the measurement of the operating lease liability was $38,775 for the year ended December 31, 2025.

5. **Stock Based Compensation**

There were no new share grants or other changes to the share-based compensation arrangements during the year ended December 31, 2025. The Company did not record any additional compensation expense related to share-based awards in 2025.

6. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company must maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, the Company's net capital of $367,804, exceeded the required net capital minimum of $5,000 by $362,804. The Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, and its net capital ratio is 0.19 to 1.

7. **Receivable from clearing broker and clearing expenses**

The Company fully discontinued its clearing services with StoneX Financial Inc. in July 2025. In addition to Velox Clearing LLC, which requires a minimum deposit of $50,000 the Company entered into a second clearing agreement with Curvature Securities LLC on November 4, 2025, on a fully disclosed basis, which requires a minimum deposit of $100,000. Pursuant to both clearing agreements, the Company is responsible for minimum monthly payments related to clearing expenses. The Company continued its trading during the year and incurred onboarding and settlement charges totaling $314,683, which are included in clearing fees in the accompanying Statement of Operations. As of December 31, 2025, total deposits with clearing brokers amounted to $153,793. Amounts due from clearing brokers totaled $17,342, consisting of commissions receivable from and fees payable to the clearing brokers.

8.   Concentration of Credit Risk

Cash consists of cash in banks, primarily held at financial institutions which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances. At December 31, 2025, the Company's balances did not exceed the insured limit.

9.   Contingencies

In accordance with its clearing agreements, the Company is responsible for indemnifying its clearing brokers against specified potential losses, in connection with acting as an agent of, or providing services to its clients, including losses the clearing brokers may sustain from carrying securities transactions introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely that it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for these indemnifications.

As of December 31, 2025, the Company is not aware of any pending regulatory or legal matters that would require disclosure or recognition as a liability in the financial statements.

10.   Risks Regarding Commencement of the Business

The Company is currently in the process of expanding operations. Accordingly, the Company has generated operating losses since inception through the year ended December 31, 2025. There are many risks related to commencing any new business including attracting and retaining new employees, creating an efficient operations platform, acceptance by the marketplace of the business created and its ability to generate profitable operations and positive cash flows. These risks create uncertainties regarding the Company's ability to continue as a going concern.

While management plans to create a business in trading equities and private placements, the Company presently does not have the capital to support the Company's operations and management believes that it will require additional funding. While management believes in the viability of its strategy to expand and generate adequate sales volume, achieve profitable operations and positive cash flows, it will also be dependent upon the economic environment and trends in the industry. If the Company is unable to expand and generate adequate sales and achieve profitable operations, the Parent has agreed to provide the necessary continuing financial support to the Company, on an as needed basis.

11.   Going Concern

As of February 28, 2026, the Company's shareholders are engaged in active negotiations with potential acquirers regarding a sale of the entity. To maintain operational flexibility during this period, management has implemented a strategy to limit capital expenditures and headcount expansion. While these negotiations create uncertainty regarding long-term capital structures, the current shareholders have expressed their intent to continue funding the Company's operations and maintaining its regulatory net capital requirements through the negotiation

11.   **Going Concern (continued)**

period. This support is expected to be provided via periodic capital contributions as needed to meet obligations as they become due. Management believes that these plans, including the successful consummation of a sale or the continued support from existing shareholders, alleviate substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued.

12.   **Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of this statement of financial condition. There were no other significant subsequent events which would require recognition or disclosure in the accompanying statement of financial condition.